


ESSILOR

NEWS RELEASE

Essilor Agrees to Acquire Satisloh
The World Leader in Optical Manufacturing Solutions

Charenton-le-Pont (June 16, 2008 – 7:30 A.M.) – Essilor and the Swiss company Schweiter Technologies AG announced today that they have signed a share purchase agreement whereby Essilor will offer to acquire the shares of Schweiter subsidiary Satisloh Holding AG. The agreement is subject to certain conditions precedent, including approval by competition authorities in Satisloh's main host countries. The acquisition could be completed in the second half of the year.

Created by the merger of Satis and Loh in 2004, Satisloh has a global distribution network and is the world's leading supplier of prescription laboratory equipment. It manufactures and markets antireflective coating units and surfacing machines, as well as consumables. The company reported revenues of €161 million in 2007 and has more than 400 employees. Led by the same management team and based in its current locations, Satisloh will continue to develop innovative solutions for all its customers.

In the future, the combination of Essilor and Satisloh's research capabilities and expertise will make it possible to offer all industry participants a broader, more competitive range of products and services, while shortening time to market cycles for new production processes. For Essilor, the acquisition not only opens up a new area of business, it also offers a strong fit with the Company's strategy of innovation and the development of services for prescription laboratories, optical chains and eye care professionals around the world.

A conference call in English will be held today, at 10:00 am CEST.

The number to dial is: +33 (0)1 70 99 42 79.

The number to dial for replay from June 16th to June 18th will be +33 (0)1 71 23 02 48 – Access code: 6662941#.



The conference will also be available at www.essilor.com/Satisloh-Acquisition from June 17th.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: +33 (0)1 49 77 42 16
www.essilor.com

ESSILOR

COMMUNIQUÉ

Essilor signe un accord pour acquérir Satisloh, numéro un mondial des équipements de prescription optique

Charenton-le-Pont (le 16 juin 2008 – 7h30) – Essilor et le groupe suisse Schweiter viennent de signer un accord aux termes duquel Essilor propose d'acquérir 100 % de Satisloh Holding AG, filiale du groupe Schweiter Technologies AG.
Cet accord est soumis à certaines conditions suspensives, dont l'agrément des autorités de la concurrence des principaux pays où Satisloh est implanté. Il pourrait être finalisé au cours du second semestre 2008.

Issu de la fusion entre les sociétés Satis et Loh en 2004, et fort d'un réseau de distribution global, le groupe Satisloh est le premier équipementier mondial des laboratoires de prescription. Il fabrique et commercialise des machines de surfaçage et d'antireflet, ainsi que des consommables. En 2007, Satisloh a réalisé un chiffre d'affaires de 161 millions d'euros et emploie plus de 400 personnes. S'appuyant sur l'équipe dirigeante en place, la société continuera, à partir de ses implantations actuelles, à développer des solutions innovantes pour tous ses clients.

A l'avenir, la combinaison de la recherche et du savoir-faire respectifs d'Essilor et de Satisloh permettra de faire bénéficier à l'ensemble des acteurs de l'industrie d'une offre de produits et de services plus riche et compétitive, et également d'accélérer le lancement de nouveaux procédés de fabrication. Pour le groupe Essilor, cette acquisition ouvre un nouveau champ d'activité et se situe au cœur de sa stratégie d'innovation et de services à l'ensemble des laboratoires de prescription, aux chaînes d'optique et aux opticiens dans le monde.

Une conférence téléphonique en anglais aura lieu ce jour à 10h00. Numéro de la conférence téléphonique pour les participants : + 33 (0)1 70 99 42 79.



Numéro pour réécouter la conférence du 16 au 18 juin : + 33 (0)1 71 23 02 48 – Code d'accès : 6662491#.

La conférence téléphonique sera disponible à partir du 17 juin sur www.essilor.com/Acquisition-Satisloh

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Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél.: 01 49 77 42 16

www.essilor.com

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